DIGITAL REALTY TRUST, INC.

2730 Sand Hill Road, Suite 280

Menlo Park, California 94025

October 27, 2004

VIA EDGAR TRANSMISSION AND FACSIMILE

(202) 942-9635

Elaine Wolff, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Digital Realty Trust, Inc.

Registration Statement on Form S-11 Filed on August 2, 2004 (File No. 333-117865)

Dear Ms. Wolff:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Digital Realty Trust, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Thursday October 28, 2004 at 4:00 p.m., Washington, D.C. time, or as soon thereafter as practicable, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the common stock of the Company be declared effective concurrently with the above-captioned Registration Statement.

Very truly yours,

DIGITAL REALTY TRUST, INC.

By:	/s/ Michael F. Foust
Name:	Michael F. Foust
Title:	Chief Executive Officer

cc:	Michael McTiernan, Esq. United States Securities and Exchange Commission

Julian Kleindorfer, Latham & Watkins LLP

CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street, 32nd Floor

New York, NY 10013

October 27, 2004

VIA EDGAR AND FACSIMILE (202/942-9635)

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Michael McTiernan

Re:	Digital Realty Trust, Inc.

Registration Statement on Form S-11

Registration No. 333-117865

Dear Mr. McTiernan:

As one of the representatives of the underwriters of the above issue, we hereby join in the request of Digital Realty Trust, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. (New York City Time) on October 28, 2004, or as soon thereafter as practicable. The representatives of the underwriters are aware of their obligations under the Securities Act of 1933, as amended.

Yours very truly,

CITIGROUP GLOBAL MARKETS INC. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	Citigroup Global Markets Inc.

By:	/s/ DOUG SESLER
Name: Doug Sesler
Title: Managing Director

DIGITAL REALTY TRUST, INC.

2730 Sand Hill Road, Suite 280

Menlo Park, California 94025

October 27, 2004

VIA EDGAR TRANSMISSION AND FACSIMILE

(202) 942-9635

Elaine Wolff, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Digital Realty Trust, Inc. (the “Company”)

Registration Statement on Form S-11 Filed on August 2, 2004 (File No. 333-117865)

Dear Ms. Wolff:

In connection with our letter dated October 27, 2004 pursuant to which the Company requested acceleration of the effectiveness of the above-captioned Registration Statement, the Company hereby acknowledges:

1. should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3. the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact Julian Kleindorfer of Latham & Watkins LLP at (213) 891-8371 or Keith Benson of Latham & Watkins LLP at (415) 646-8307.

Very truly yours,

Digital Realty Trust, Inc..

By:	/s/ Michael F. Foust
Michael F. Foust
Chief Executive Officer
cc:	Michael McTiernan, Esq. United States Securities and Exchange Commission

Julian Kleindorfer, Latham & Watkins LLP